SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AXS-ONE INC.

(Name of Subject Company (Issuer))

AXS-ONE INC.

(Name of Filing Person (Offeror))

OPTIONS UNDER AXS-ONE INC. 1995 STOCK OPTION PLAN,
1998 STOCK OPTION PLAN AND 2005 STOCK INCENTIVE PLAN

TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,

HELD BY CERTAIN EMPLOYEE OPTION HOLDERS

(Title of Class of Securities)

002458 10 7

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

William P. Lyons

Chairman of the Board and Chief Executive Officer

AXS-One Inc.

301 Route 17 North

Rutherford, New Jersey 07070

(201) 935-3400

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Michael Grundei

Wiggin & Dana LLP

400 Atlantic Street

Stamford, Connecticut 06901

(203) 363-7600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$4,970,063	$195.33
*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,354,667 shares of common stock of AXS-One Inc. having an aggregate value of $4,970,063 as of February 1, 2008 will be exchanged pursuant to this offer. The aggregate value of such options was calculated by multiplying the number of shares issuable upon exercise of each applicable option by the exercise price of such option.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 (prorated for amounts less than $1,000,000) of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$195.33
Form or Registration No.:	Schedule TO
Filing party:	AXS-One Inc.
Date filed:	February 1, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 3 and Final Amendment amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 1, 2008 as previously amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO/A filed with the Securities Exchange Commission on February 11, 2008 (“Amendment No. 1”) and Amendment No. 2 to the Tender Offer Statement on Schedule TO/A filed with the Securities Exchange Commission on February 22, 2008 (“Amendment No. 2”), to report the results of the tender offer.

Item 4.	Terms of the Transaction

The offer expired on March 3, 2008. AXS-One Inc. (the “Company”) has accepted for exchange options to purchase an aggregate of 1,338,080 shares of Company common stock. Subject to the terms and conditions of the offer, on March 3, 2008, the Company granted new options to purchase an aggregate of 669,038 shares of Company common stock in exchange for the tendered options accepted by the Company. The Company will promptly send each option holder whose options have been accepted for exchange a letter substantially in the form of Exhibit (a)(1)(E) hereto together with the applicable option agreement in the form of Exhibit (d)(2) or (d)(4) hereto, as the case may be.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

AXS-One Inc.
By:	/s/ Joseph P. Dwyer
Joseph P. Dwyer
Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

Date: March 5, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange, dated February 1, 2008.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice to Withdraw Tender.
(a)(1)(D)*	Form of Letter to Eligible Option Holders.
(a)(1)(E)*	Form of Letter to Tendering Option Holders.
(a)(1)(F)	AXS-One Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 23, 2007 and incorporated herein by reference.
(a)(1)(G)	AXS-One Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2007, filed with the Securities and Exchange Commission on November 19, 2007 and incorporated herein by reference.
(a)(1)(H)*	Form of Letter to Eligible Option Holders dated February 11, 2008.
(a)(1)(I)*	Supplement to Offer to Exchange, dated February 11, 2008.
(a)(1)(J)*	Form of Letter to Eligible Option Holders dated February 22, 2008
(a)(1)(K)*	Second Supplement to Offer to Exchange, dated February 22, 2008
(d)(1)*	AXS-One Inc. 1998 Stock Option Plan.
(d)(2)*	Form of Option Agreement Pursuant to the AXS-One Inc. 1998 Stock Option Plan.
(d)(3)*	AXS-One Inc. 2005 Stock Incentive Plan
(d)(4)*	Form of Option Agreement Pursuant to the AXS-One Inc. 2005 Stock Incentive Plan.
*	Previously Filed.